Gordon J. Allen, P. GEO
2479 Jackson Valley Road,
Duncan, British Columbia, V9L 6B2

August 29, 2014

British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange

Re: San Antonio Ventures Inc. ("SAN") - Filing Statement and Corresponding Technical Report

I am a consulting geologist and have prepared a report titled "Technical Report on the Geophysical, Geochemical, and Prospecting Surveys on the Fame Property" dated July 17, 2014 (the "**Report**") for SAN, as described in SAN's filing statement dated August 29, 2014 (the "**Filing Statement**").

I hereby consent to: (i) the filing of the Report with the above-named securities regulatory authorities; (ii) making the Report public on SEDAR; (iii) the use and reference to my name and the Report in the Filing Statement; and (iv) the inclusion of extracts from, or a summary of, the Report in the Filing Statement.

I also confirm that I have read the Filing Statement and it fairly and accurately represents the information in the Report, and I have no reason to believe that there are any misrepresentations in the information contained in the Filing Statement that is derived from the Report or that is within my knowledge as a result of the services I performed in connection with the Report.

Sincerely,

Gordon J. Allen, P. Geo

PROFESSIONAL
PROVINCE OF
G. J. ALLEN
BRITISH COLUMBIA
GEOSCIENTIST

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